CONFIDENTIAL TREATMENT REQUEST BY
THE GOLDMAN SACHS GROUP, INC.

Via EDGAR, Courier and Facsimile to (703) 813-6987

June 12, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	Confidential Treatment Request of The Goldman Sachs Group, Inc.
in Connection with the Response to the May 29, 2015 SEC Comment Letter

Dear Ladies and Gentlemen:

We refer to the comment letter, dated May 29, 2015 (the “May Comment Letter”), of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the year ended December 31, 2014.

The enclosed letter responds to the May Comment Letter, contains confidential business and financial information and is being submitted to the Staff of the Commission on a confidential basis.  The enclosed letter identifies the specific information for which confidential treatment is being requested (the “Confidential Information”).  This letter constitutes the request by The Goldman Sachs Group, Inc. for confidential treatment of the Confidential Information, which is identified in the enclosed letter by being enclosed in brackets and labeled with the numbers GS-01 and GS-02.

In accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83(c)), we hereby request that the Confidential Information be afforded confidential treatment under the Freedom of Information Act (“FOIA”) and be exempt from mandatory disclosure under FOIA.  In accordance with Rule 83, we further request that we be promptly notified of any request for disclosure of any of the Confidential Information made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request (but not the enclosed letter) is also being delivered to the Freedom of Information Act Officer of the Commission.

Any questions or notifications with respect to this request for confidential treatment should be directed to me at (212) 902-5675.

Very truly yours,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

(Enclosure)

cc:	(without enclosure)
Freedom of Information Act Officer
(Securities and Exchange Commission)

(with enclosure)
Suzanne Hayes
(Securities and Exchange Commission)

Lloyd C. Blankfein
Chairman and Chief Executive Officer
(The Goldman Sachs Group, Inc.)

Harvey M. Schwartz
Chief Financial Officer
(The Goldman Sachs Group, Inc.)